

June 22, 2011

<u>Via E-Mail</u>
Mr. Robert B. Pollock
President and CEO
Assurant, Inc.
One Chase Manhattan Plaza
New York, N.Y. 10005

    Re: **Assurant, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Filed February 23, 2011
              Form 10-Q for the Quarter Ended March 31, 2011
              Filed May 4, 2011
              File No. 1-31978

Dear Mr. Pollock:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief